04 JAN 22 AM 7:21

TOMOTSUNE & KIMURA

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336

04012325

File No. 82-34658
January 19, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Daido Life Insurance Company - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Daido Life Insurance Company (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

> Press release dated January 15, 2004 and entitled "Daido Life Becomes Lead Corporate Sponsor of the Program on Alternative Investments at Columbia Business School".

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Tomotsune & Kimura, Japanese counsels to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

Very truly yours,

Hironori Shibata

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Enclosure

1/22

January 15, 2004
Daido Life Insurance Company
Security Code: 8799

Daido Life Becomes Lead Corporate Sponsor of the Program on Alternative Investments at Columbia Business School

Daido Life Insurance Company announced today that it has decided to support the program on alternative investments at Columbia Business School, as a lead corporate sponsor.

1. Objectives

As part of its ongoing promotion of such programs, Daido Life has decided to become the lead corporate sponsor in support of an innovative investment program at Columbia Business School. This will indirectly contribute the development of small and medium-sized enterprises by encouraging alternative investment.

2. Organization

Center on Japanese Economy and Business, Columbia Business School, in New York.

3. Total Contribution

US$300,000, with an annual contribution of US$100,000 over three years, beginning is 2004, as a lead corporate sponsor (selected from among banks, life insurance companies, security companies, and other industries).

4. Program Contents

The program on alternative investments at Columbia Business School was established in July 2002, to provide important information to business managers, policy-makers at governmental organizations, and researchers, based on analyses of the development of alternative investments.

The program has been aggressively expanded since July 2003, and will conduct the following activities until June 2006:

- Organize conferences and seminars on alternative investment in Japan and the US.
- Promote the education targeted at pension fund managers and those in financial circles.
- Pursue innovative studies on the types of investors involved in alternative investment.

Reference:

Alternative investment differs from traditional investment in such items as stocks and bonds. Daido Life has made aggressive efforts in alternative investment since 1999, which includes disciplined risk management, aimed at increasing revenues over the medium and long term. Daido Life's total commitment-based alternative investment as of September 30, 2003, was ¥116.0 billion.